Notice of Exempt Solicitation

NAME OF REGISTRANT: The Kroger Company

NAME OF PERSON RELYING ON EXEMPTION: The Sisters of the Presentation of the Blessed Virgin Mary

ADDRESS OF PERSON RELYING ON EXEMPTION: 1702 S. 7th Ave. #210,

Sioux Falls, SD 57105

Written materials are submitted pursuant to Rule 14(a)-6(g)(1) promulgated under the Securities and Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Subject: Exempt Solicitation on Item No. 8 Shareholder Proposal — Report on Workforce Strategy

RESOLVED: Shareholders of The Kroger Co. ask the Board of Directors to analyze and report on the risks of increasing labor market pressures to its business plan. The report should address to what extent the Company’s workforce strategy includes competitive wage, benefit, and safety conditions for all its associates across all racial and gender demographics.

The Sisters of the Presentation of the Blessed Virgin Mary and co-filers1 (the “Proponents”) seek your support to vote FOR Item No. 8 on Kroger’s proxy card -- “Report on Workforce Strategy” (the “Proposal”) -- at the annual shareholder meeting for The Kroger Co.. (“Kroger” or the “Company”) on June 24, 2022

The Great Resignation:

The nation is facing record-setting financial inequality, especially for people of color, and mounting demands for real progress on racial justice. At the same time, we are experiencing a Great Resignation with the U.S. Bureau of Labor Statistics2 reporting record turnover, particularly in the restaurant and retail industries. While Kroger is committed to diversity and inclusion3, the Company has an opportunity to make meaningful progress towards its Action Plan for DEI and advancing its goal of positive impact on people and the planet by raising its wages. 4

Kroger’s Wage Imbalance:

Kroger employs over 420,000 full- and part-time employees5, and for 86% of these workers, Kroger is their only employer. The Company’s stated purpose is to “feed the human spirit.” Their compensation strategy is to balance fair wages for their associates while keeping food affordable for its customers. But the evidence indicates that this balance may be off. According to Hungry at the Table: White Paper on Grocery Store Workers at the Kroger Company, the Company was cited as one of the top employers of medicaid and SNAP enrollees. “Kroger provides its employees a shallow and narrow discount of 10 percent on Kroger brand groceries, which excludes fresh produce6.” A separate report found that three quarters of its employees are food insecure which is seven times the rate of food insecurity in the general population.7

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1 Sisters of St. Francis Charitable Trust

2 https://www.bls.gov/news.release/jolts.a.htm

3 https://s1.q4cdn.com/137099145/files/doc_downloads/irw/fact_books/2020/KRO_FactBook2020_FINAL.pdf

4 https://www.thekrogerco.com/wp-content/uploads/2021/07/Kroger-2021-ESG-Report.pdf

5 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000056873/657ebbe2-fe23-4e82-9475-5aee0116fdfd.html#KR-20220129X10K_HTM_ITEM1_905418

6 https://economicrt.org/wp-content/uploads/2022/01/Hungry_at_the_Table_2022.pdf

7 https://www.latimes.com/business/story/2022-01-11/2-out-of-3-kroger-workers-struggle-to-afford-food-housing-survey-finds

Kroger profit gains exceeded revenue growth by 4.5 times amidst the growing issue of food inflation and food insecurity among employees.8 A Morgan Stanley analysis concluded "real wages systematically undershot productivity growth for most of the last two decades, and the labor share of income fell notably as a consequence. Corporate profit margins were the prime beneficiaries of the falling labor share."9 A Kroger executive told investors last June, “a little bit of inflation is always good for our business”.10

Internal 2017 Study:

A leaked internal document from an internal Kroger investigation in 2017 obtained by More Perfect Union revealed that Kroger has long been aware that its workers can’t afford basic necessities and struggle to survive.11 The report revealed the economic pressures on their employees. Exit interviews of Kroger associates found pay and hours, as well as not enough flexibility in scheduling accounted for 27% of employee turnover. One former employee stated: “A pay increase that’s more than 25 cents a year, inflation is driving costs up and pay scale isn't keeping up. People 10 years with the company on food stamps doesn’t seem right.”

In response to this investigation, Kroger invested in higher wages for its employees resulting in an average hourly wage increase from $13.66 to $17 over the past four years. However, the Company does not disclose starting wages, wage demographics, number of employees on government subsidies or employee turnover statistics for investors to understand the impact of the Company’s corrective actions.

Wages and Racial Equity:

Wage increases are the most direct route to more racially equitable pay practices. Recent research by two professors at the University of California, Berkeley, found that “Congress’s decision in 1966 to both raise the minimum wage and expand it to workers in previously unprotected industries led to a significant drop in earnings inequality between Black and white Americans — and explains more than 20 percent of the overall reduction in succeeding years.”12 Yet despite these advances, pay inequity remains a significant issue. According to new research released by Oxfam, half of all women of color earn under $15 per hour versus a quarter of all men.13 And while 26% of White workers earn less than $15 an hour, 46% of Hispanic/Latinx workers and 47% of Black workers earn less than $15 per hour. It would be helpful for investors to have wage demographics for Kroger employees to fully evaluate potential risks associated with their approach to human capital management.

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8 https://www.forbes.com/sites/errolschweizer/2022/05/10/how-windfall-profits-have-supercharged-food-inflation/?sh=28b39fee6672

9 https://www.cbsnews.com/news/inflation-corporate-profits-record/

10 https://www.theguardian.com/business/2022/apr/27/inflation-corporate-america-increased-prices-profits?CMP=Share_iOSApp_Other

11 https://perfectunion.us/exclusive-kroger-memo-workers-poverty/

12 https://www.nytimes.com/2020/10/25/opinion/minimum-wage-race-protests.html

13 https://www.cnn.com/2022/03/22/perspectives/oxfam-federal-minimum-wage/index.html

There has been significant attention to this issue from the media as well putting Kroger in a negative light, especially after ending its “hero-pay” two months into the pandemic.14 Employee unions, which represent the majority of Kroger associates, have also gone on strike demanding higher wages and benefits15

Higher Wages Are Good For Business:

Addressing employee wages and social factors which affect associates is not only the right thing to do; it is smart for business. Research shows that financial insecurity leads to poor attendance, poor health, high turnover and operational problems that undermine sales and profits.16 Research has also found that financial precarity lowers workers’ cognitive capacity17 -- poverty actually interferes with task performance18 -- and low wages reduce job satisfaction.19 MIT’s Ton explains that low wage worker “[p]erformance suffers as it is harder to keep up good attendance, focus on the job, be productive, and do your best for customers or coworkers.”20 In turn, she says, “[p]oor attendance and high turnover lead to operational problems that undermine sales and profits.” 21

The investment community recognizes the importance of human capital management. Blackrock's CEO Larry Fink stated in his annual letter to CEO's: “Workers demanding more from their employers is an essential feature of effective capitalism…Companies that deliver are reaping the rewards. Our research shows that companies who forged strong bonds with their employees have seen lower levels of turnover and higher returns through the pandemic.”22

The report requested by the Proponents would help Kroger leadership understand the economic realities facing the Company’s hourly frontline associates. Katie Bach and Zeynep Ton of the Good Jobs Institute report that company leaders are often unaware of employment-related data, including that fewer than one-third of their workers employed full time earn a living wage, as well as the real-life implications of workers’ financial precarity.23 Reporting would also provide investors and other stakeholders with information they need to evaluate Kroger’s performance on this pressing social issue.

For all of the above reasons, we urge shareholders to vote FOR Proposal #8 requesting Kroger to analyze and report the risks of increasing labor market pressures to its business plan.

For more information on the Proposal, please contact Natalie Wasek, Seventh Generation Interfaith Inc. at wasek.natalie@gmail.com.

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14 https://www.nytimes.com/2022/02/12/business/kroger-grocery-stores-workers-pay.html

15 https://www.forbes.com/sites/errolschweizer/2022/01/12/why-are-denver-kroger-workers-on-strike/?sh=532ce0119570

16 https://hbr.org/2020/08/equality-in-the-u-s-starts-with-better-jobs

17 https://www.researchgate.net/publication/320616355_The_Price_of_Financial_Precarity_Organizational_Costs_of_Employees'_Financial_Concerns

18 https://journals.lww.com/joem/fulltext/2016/05000/low_wages_as_occupational_health_hazards.3.aspx

19 https://journals.lww.com/joem/fulltext/2016/05000/low_wages_as_occupational_health_hazards.3.aspx

20 https://hbr.org/2020/08/equality-in-the-u-s-starts-with-better-jobs

21 https://hbr.org/2020/08/equality-in-the-u-s-starts-with-better-jobs

22 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

23 https://hbr.org/amp/2019/11/why-so-many-ceos-dont-realize-theyve-got-a-bad-jobs-problem